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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-51971

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING _____01/01/16_____ AND ENDING _____12/31/16_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

   SYNERGY CAPITAL I, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   40 FULTON STREET, 6TH FLOOR
           (No. and Street)

NEW YORK	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. BERMAN   212-385-0537
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA   ATTN: JEFF SELIGMULLER, CPA
                (Name - if individual, state last, first, middle name)

375 PASSAIC AVENUE	FAIRFIELD,	NJ	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

   [X] Certified Public Accountant

   [ ] Public Accountant

   [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __STEPHEN J. BERMAN__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __SYNERGY CAPITAL I, LLC__ , as of __December 31, 2016__, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature and Title

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing page.

(x) (b) Statement of Financial Condition.

( ) (c) Statement of Income (Loss).

( ) (d) Statement of Cash Flows.

( ) (e) Statement of Changes in Stockholders' Equity.

( ) (f) Statement of Changes in Subordinated Liabilities
   (not applicable)

( ) (g) Computation of Net Capital
   Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

( ) (h) Computation for Determination of Reserve Requirements for Brokers and
   Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not
   applicable)

( ) (i) Information Relating to the Possession or Control Requirements
   for Brokers and Dealers Pursuant to Rule 15c3-3 under the
   Securities Exchange Act of 1934 (not applicable).

( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net
   Capital Under Rule 15c3-1 and the Computation for Determination of the
   Reserve Requirements Under Rule 15c3-3

( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements
   of Financial Condition With Respect to Methods of Consolidation (not
   applicable).

(x) (l) An Oath or Affirmation.

( ) (m) A Copy of the SIPC Supplemental Report.

( ) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report

( ) (o) Management's assertion letter regarding 15c3-3 Exemption Report

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Member of
Synergy Capital I, LLC
New York, NY

We have audited the accompanying statement of financial condition of Synergy Capital I, LLC as of December 31, 2016, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Synergy Capital I, LLC at December 31, 2016 in conformity with principles generally accepted in the United States.

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 24, 2017

SYNERGY CAPITAL I, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

<u>A S S E T S</u>

Cash	$	64,485
Fixed assets at cost, net of accumulated depreciation of $14,254		-
Prepaid expense		605
TOTAL ASSETS	$	65,090

<u>LIABILITIES AND MEMBER'S CAPITAL</u>

Liabilities:		
Accounts payable and accrued expenses	$	14,800
TOTAL LIABILITIES		14,800
Member's capital		50,290
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	65,090

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION, OPERATIONS

Synergy Capital I, LLC (the "Company") was originally organized as a Subchapter S corporation in January 1996 in the State of New York. In January 2002, the Company completed a stock purchase agreement ("Purchase Agreement") pursuant to which it converted to a Delaware Limited Liability Company. At that time, CSG III, LLC ("CSG III") purchased all of the outstanding membership interests of the company, formerly known as Synergy Capital Inc., upon the terms and conditions set forth in the Purchase Agreement. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is not subject to income taxes. The member is individually liable for the taxes on the Company's income or loss. However, the Company is subject to New York City Unincorporated Business Tax and when applicable a provision will be included on the Statement of Operations. The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained assuming examination by tax authorities. The tax years that remain subject to examination are 2015, 2014, and 2013. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are held for sale in the ordinary course of business.

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

Revenue Recognition

The Company recognizes revenue upon rendering of services. Advisory fees are billed upon completion of services and annual representative income is billed annually to cover the cost of maintaining licenses with the Company.

NOTE 3.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2016 or during the year then ended.

NOTE 4.   GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2016 or during the year then ended.

NOTE 5.   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000. At December 31, 2016, the Company had net capital of $49,685 and $44,685 of excess net capital. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital ratio was .30 to 1.

NOTE 6.   RELATED PARTY TRANSACTIONS

For the year ended December 31, 2016, the Company shared office space with its sole member, CSG III. CSG III allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In lieu of cash payments, these amounts are recorded as capital contributions of CSG III. CSG III has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

NOTE 7.   SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.